SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[   ] Merger
[X] Liquidation
[   ] Abandonment of Registration
[   ] Election of status as a Business Development Company
2.	Name of fund: PNMAC Mortgage Opportunity Fund, L.P. (the “fund”)

3.	Securities and Exchange Commission File No.: N/A (1940 Act # 811-22228)

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[ ] Initial Application [X] Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

3043 Townsgate Road
 Westlake Village, California 91361

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-2790

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

PNMAC Capital Management, LLC
3043 Townsgate Road
 Westlake Village, California 91361
(818) 746-2289
(records relating to its function as investment advisor to the fund)

US Bancorp Fund Services, LLC
190 South LaSalle Street
Chicago, Illinois 60603
(312) 332-7417
(records relating to the administrator, transfer agent and custodian to fund)

8.	Classification of fund (check only one):

[X] Management company;
[   ] Unit investment trust; or
[   ] Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):

[   ] Open-end [X] Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Delaware
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
PNMAC Capital Management, LLC
3043 Townsgate Road
 Westlake Village, California 91361
(818) 746-2289

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
 N/A

13.	If the fund is a unit investment trust (“UIT”) provide:

Not Applicable.
(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[   ]        Yes [X]        No
If Yes, for each UIT state:
Name(s):
File No.:
Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X]        Yes [  ]        No
If Yes, state the date on which the board vote took place:  May 22, 2018
If No, explain:
(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[  ]        Yes [X]        No
If Yes, state the date on which the shareholder vote took place:
If No, explain:
As a limited partnership, the fund has no shareholders.  Pursuant to Section 4 of the Limited Partnership Agreement, the fund was to exist through December 31, 2016, subject to three one -year extensions by its general partner at its discretion.  The general partner has exercised its right to extend the fund’s existence up to December 31, 2018.
II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
[  ]        Yes [X]        No
(a)	If Yes, list the date(s) on which the fund made those distributions:
(b)	Were the distributions made on the basis of net assets?

[  ]        Yes [  ]        No
(c)	Were the distributions made pro rata based on share ownership?

[  ]        Yes [  ]        No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)	Liquidations only:

Were any distributions to shareholders made in kind?
[  ]        Yes [  ]        No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only:

Has the fund issued senior securities?
[  ]        Yes [X]        No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:
18.	Has the fund distributed all of its assets to the fund’s shareholders?

[  ]        Yes [X]        No
If No,
(a)	How many shareholders does the fund have as of the date this form is filed?
The fund is a limited partnership with one general partner and one limited partner.
(b)	Describe the relationship of each remaining shareholder to the fund:

The fund has (x) one limited partner, which is a registered investment company that conducts its investment operations through the fund and (y) one general partner that manages the day-to-day administrative and operational activities of the fund, including supervision of its investment manager.
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[X]        Yes [  ]        No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
The fund intends to make a final distribution to its limited partner promptly following the approval of deregistration of the fund, on the basis of net assets after payment of any liabilities or expenses in connection with the liquidation.
III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

[X]        Yes [  ]        No
If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
Cash, cash equivalents, and receivables on a consolidated basis of approximately $1.6 million.
(b)	Why has the fund retained the remaining assets?
The fund has reserved $114,000 to redeem the preferred shares outstanding of its limited partner.  The fund also currently holds a $300,000 loan servicing fee rebate security deposit.  The remaining approximately $1.2 million is to reserve for anticipated expenses and liabilities on a consolidated basis in connection with the liquidation.
(c)	Will the remaining assets be invested in securities?

[X]        Yes [   ]        No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[X]	Yes	[ ]	No
If Yes,
(a)	Describe the type and amount of each debt or other liability:
As discussed above in Item 20(b), the fund has $114,000 reserved to redeem the preferred shares and holds a $300,000 loan servicing fee rebate security deposit.  The additional liabilities and expenses are those anticipated to be incurred by the fund on a consolidated basis through the date of liquidation.
(b)	How does the fund intend to pay these outstanding debts or other liabilities?

With the remaining assets held in the fund.  Please see response to Item 20(a) above.
IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: approximately $10,000
(ii)	Accounting expenses: approximately $0
(iii)	Other expenses (list and identify separately): approximately $0
(iv)	Total expenses (sum of lines (i)-(iii) above): approximately $10,000
(b)	How were those expenses allocated? N/A
(c)	Who paid those expenses? The expenses were borne by the fund.
(d)	How did the fund pay for unamortized expenses (if any)? N/A
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[ ]	Yes	[X]	No
If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
[ ]	Yes	[X]	No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[ ]	Yes	[X]	No
If Yes, describe the nature and extent of those activities:
VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger:

Not Applicable.
(b)	State the Investment Company Act file number of the fund surviving the merger:
Not Applicable.
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
Not Applicable.
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.
Not Applicable.

VERIFICATION
The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of PNMAC Mortgage Opportunity Fund, L.P., (ii) he is the Chief Financial Officer of PNMAC Mortgage Opportunity Fund, L.P., and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.
PNMAC Mortgage Opportunity Fund, L.P.

By:	/s/ Andrew S. Chang
Andrew S. Chang
Senior Managing Director and Chief Financial Officer